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Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com
July 17, 2006
VIA EDGAR AND HAND DELIVERY
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	NNN Healthcare/Office REIT, Inc. Amendment No. 3 to Registration Statement on Form S-11 File No. 333-133652
Dear Ms. Wolff:
     This letter sets forth the responses of our client, NNN Healthcare/Office REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated July 12, 2006 regarding Amendment No. 2 to the Issuer’s registration statement on Form S-11, filed with the Commission on July 6, 2006 (the “Registration Statement”), and the prospectus it contains (the “Prospectus”). The Issuer has today filed an amended registration statement (“Amendment No. 3”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Prior Performance Summary, page 85
1. Comment: We note your response to Comment 6 and the revised disclosure on pages 90, 92, and 94 that the source of cash to fund the distributions was financing activities. We further note your disclosure on page 92 that the source of cash to fund distributions was the collection of notes receivables. Please expand your disclosure to briefly describe what you mean by financing activities and the collection of notes

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Ms. Elaine Wolff
July 17, 2006

receivables. For example, if the programs borrowed money to fund distributions, please so state.
     Response: The Issuer has revised the disclosure on pages 91, 93 and 95 in response to the Staff’s comment.
2. Comment: Please revise to state the aggregate amount of loans from affiliates of Triple Net Properties to the prior programs for the purpose of acquiring and holding real estate. Also, please state the aggregate amount of loans from Cunningham Lending Group, LLC to the prior programs for making distributions that exceed cash flow from operations. In each case, also disclose the aggregate number of prior programs that received these loans.
     Response: As discussed with the Staff in a conference call on July 12, 2006, the Issuer has disclosed in the Prior Performance Summary the amount of loans from affiliates of Triple Net Properties to prior programs on a program-by-program basis. Therefore, the Staff waived its request to include the aggregate information referenced above.
3. Comment: We note the discussion of adverse business developments or conditions beginning on page 94. Please tell us why you have limited this discussion to your private programs, considering that your public programs also have experienced returns of capital from cash distributions. If applicable, please revise to include a similar discussion of adverse business developments relating to your public programs.
     Response: As discussed with the Staff, the Issuer does not believe that any of the public programs have experienced adverse business developments or conditions. The Issuer does not consider a return of capital from cash distributions for the public programs to be an adverse business development.
Adverse Business Developments or Conditions, page 94
4. Comment: The next-to-last paragraph in this section states that distributions in excess of cash flow from operations may be made from cash reserves, proceeds from the sale or refinancing of properties, distributions of prior years’ cash flows, or loans from Triple Net Properties or its affiliates. Please revise to clarify, if true, that distributions in excess of cash flow may be made from proceeds from the sale of the program’s securities. If so, please include appropriate risk factor disclosure regarding distributions from the proceeds from this offering.
     Response: The Issuer has revised the disclosure on page 96 in response to the Staff’s comment. In addition, the Issuer has added a risk factor on page 17 in response to the Staff’s comment.

Ms. Elaine Wolff
July 17, 2006

5. Comment: Please tell us why you have identified cash reserves as a source for distribution payments when there is no indication that your prior programs have ever paid distributions from a reserve. Alternatively, please confirm that cash reserves and prior years’ excess cash flows are the same thing.
     Response: The Issuer has clarified the disclosure on page 96 in response to the Staff’s comment.
Performance of Prior Programs, page 95
6. Comment: For each prior program, please revise to disclose all major adverse business developments that resulted in deficit cash flows. For example, we note that you have provided appropriate disclosure on page 110 for NNN 1397 Galleria Drive, LLC by indicating that a major tenant vacated the property. Please provide comparable disclosure for each program that experienced deficit cash flows after distributions.
     Response: As discussed with the Staff, the Issuer believes it has disclosed all major adverse business developments in the Prior Performance Summary, including those that resulted in deficit cash flows, and does not believe that any additional disclosures are necessary.
Table III Operating Results of Prior Programs By Year
Notes Programs, page A-21
7. Comment: Please revise footnote (2) on page A-21 to disclose the amount of cash distributions paid to the note unit holders in each of the years presented.
     Response: The Issuer has revised the disclosure on page A-21 in response to the Staff’s comment.
     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7364.

Sincerely,
/s/ Lesley H. Solomon

Lesley H. Solomon

cc:  Andrea R. Biller, Esq.